

Transforming
Materials Science

BRAIDY
INDUSTRIES

NETCAPITAL PORTAL
OCTOBER 2018





BRAIDY
INDUSTRIES

OPPORTUNITY

THERE IS A LIGHTWEIGHTING REVOLUTION OCCURING IN MATERIALS SCIENCE

What we are

Braidy Industries is a holding company with three principal subsidiaries: Braidy Atlas, a greenfield aluminum rolling mill in Ashland, Kentucky, which is expected to be the low-cost provider of 300,000 annual tons of production-ready series 3000, 5000 and 6000 aluminum sheet; Veloxint, an MIT-incubated lightweighting solutions company producing some of strongest and stiffest metal ever made, and NanoAL, a Northwestern University incubated materials research and technology company dedicated to design and development high-performance aluminum alloys based on scientifically-designed nanostructure.



WHY BRAIDY?

Braidy Industries represents an opportunity to earn a significant risk adjusted return while changing the lives of 10,000 families living in the three states of Appalachia. With its leadership role in technology-fueled advanced manufacturing, Braidy will reward its shareholders while serving as the core element in the restoration of Appalachia and her people.

Braidy is considering a listing on the NASDAQ in early 2019. Braidy is in it for the long term. We believe shareholders should be liquid and pursue their own investment time horizons.

Netcapital is one of Braidy's partners in raising capital; they provide unique access to important institutions and family wealth offices. Netcapital leverages technology and the recent Jobs Act reforms to offer a small portion of common stock to individual investors, allowing Braidy's local supporters in Appalachia to benefit.



MOST DISTINGUISHED BOARD OF DIRECTORS IN METALS SECTOR



CRAIG T. BOUCHARD

Chairman and CEO, founder, largest shareholder, entrepreneur, and New York Times bestselling author. Founded three public companies - top performing stock in 2008



DR. MICHAEL PORTER

Harvard Business School Professor, Head of Harvard University's Institute for Strategy and Competitiveness and author of global bestseller Competitive Advantage



DR. CHRIS SCHUH

Head of the Materials Science Department at MIT and co-founder of Veloxint



JOHN PRESTON

Former Director of Technology Development (and Licensing) at MIT, which spun out companies currently worth tens of $billions in public market capitalization during his tenure



CHARLES PRICE

Acclaimed entrepreneur and CEO of Kentucky-based Charah, Inc. with over 35 years of experience in the industrial and construction industries



RET. GENERAL NORTY SCHWARTZ

Served as the 19th Chief of Staff of the United States Air Force and a member of the Joint Chiefs of Staff



BRAIDY MANAGEMENT TEAM

CRAIG T. BOUCHARD
Chairman and CEO
Founded three public billion dollar companies, Bestselling NY Times author

BRIG GEN (RET) BLAINE HOLT
Chief Operations Officer
Command Pilot, Director European theatre logistics, Led thousands of troops, Former President of Million Air

JULIO RAMIREZ
Chief Financial Officer
Former CFO of the Freeman Company, VP & Treasurer, Tax and Strategic Planning of Molson Coors, Co-founder of Hackett Group, KPMG Assurance Partner

TOM MODROWSKI
President of Braidy Mills
Former President of Esmark Steel, 4th largest America steel company

DR. ALAN LUND
Chief Technology Officer, CEO Veloxint
Co-founder Xtalic Corporation

ALAN BLANKSHAIN
Executive Vice President of Engineering
President Midland Metal Fabrication and Stamping
Multiple years in senior positions in metals fabrication

JAUNIQUE SEALEY
Executive Vice President Business Development
Former CEO of a subsidiary of Real Alloy. She is a recognized brand development and positioning expert and is the author of several books.

BARRINGTON OWENS
Executive Vice President Manufacturing
President of Distribution and Products, Alcoa, Director of innovation, Caterpillar

CURTIS CARSON
COL (Ret) USA, Senior Vice President Human Resources
Strategy & leadership professional, Expert Trainer, Human Performance Specialist

DAVID SHEALY
CAPT, (Ret) USN, Managing Director, Atlas Room
Logistics strategist, Lean six-sigma enterprise manager, Experienced Leader

GREGG WHIGHAM
General Manager, Braidy Atlas Mill
Operations Manager for Arconic Rolling Division Automotive Sheet and Aerospace Plate

DAVID DURCI
Operations Readiness Engineer, Braidy Atlas Mill
Engineering & Large Capital Project Manager Arconic, Davenport Works

SHANE SCHULER
Sheet Finishing Manager
Automotive Start Up and Aerospace Products Finishing Manager at Arconic, Davenport Works

KRISTIN DERSCHA
Automotive Quality Systems Manager, Braidy Atlas Mill
Lead Quality Systems Engineer Distribution, Aerospace, Automotive at Arconic, Davenport Works

BEN MARKHAM
Managing Director Sales
Lead sales forces for aluminum sheet in the metals service center and trailer markets

STEVE MILLER
Chief Procurement Officer
Seasoned procurement executive, VP and GM of Wabash National Corp

NATE HANEY
Senior Vice President Government Relations
Deputy Secretary of Governors Cabinet for Kentucky, Firm principal McCarthy Strategy Solutions

ERIC DAHLGREN
Vice President Braidy Labs, Research & Development
Former co-founder and Chief Scientific Officer of an MIT-incubated spin-off company

JASON KNAPP
CMDR (Ret) USN, Vice President of Federal Government Relations
Defense Congressional Fellow in US House of Representatives, NATO Strategist

JULIE KAVANAUGH
Chief of Staff Administration, Executive Assistant
C-Level Administrative Expert, Experienced project mgr, Professional empowerment speaker



VELOXINT AND NANOAL MANAGEMENT TEAM

DR. ALAN LUND
Co-Founder, President and CEO
Co-founder Xtalic Corporation, Extensive experience in developing, scaling and implementing technology in materials sciences

MG (RET) KEVIN MCNEELY
Chief Operating Officer
Proven Military Leader, Strategic Manpower Specialist, Policy and Strategy Advisor

DR. PHOEBE KWAN
Chief Commercial Officer
Executive leader at General Electric & Saint Gobain, Expert in development and commercialization of high-performance materials

JOHN GASPERVICH
Executive Vice President of Manufacturing
Expertise in powder process technologies, metal matrix composites, investment casting, thixomolding and machining

DR. JUDSON MARTE
Vice President of Product Development
General Electric R&D labs metallurgist and project manager, Developer of thermomechanical processes for Aerospace and Power Generation markets

DR. NHON Q. VO
Vice President of Materials Engineering
CEO/CTO and Co-Founder – NanoAL, PH.D. in Materials Science, Seven patent and patent applications



CORPORATE STRUCTURE



PARENT COMPANY

Common Stock

Zero Debt

100% Ownership

100% Ownership

100% Ownership

Currently Braidy Atlas LLC is 100% owned by Braidy Industries Inc. Braidy Atlas is located in a Federal and State designated Opportunity Zone. Braidy Industries investors of original issuance shares have the potential to utilize significant capital gains-related tax advantages. Investors should consult their tax advisors.

VISION

Disrupt the global materials supply chain. Create performance-engineered products that change the world.

MISSION

Braidy Industries mission is to be THE disruptive, technology-fueled enterprise, providing the lowest cost, highest quality materials where exponential performance and exacting standards are required, bringing sustained value to stockholders, customers, employees and the community.





The heart and soul of Braidy Industries. It is our capstone mindset; a noticeable personality trait of every team member. Braidy employees make a difference. Braidy people are disruptive and ready to challenge the status quo, executing at the highest levels of performance.



Describes unity of the team. Strength in diversity and equal opportunity is foundational to our values. Braidy teams are prepared, and meet the most exacting standards required by Braidy customers. The success of the enterprise is rooted in the teammates' selfless pursuit of excellence to aggressively and safely achieve company objectives.



Is the deliberate and expeditious movement towards assigned duties, tasks and projects. Customer requirements are sought; they are achieved by Braidy's lean and agile structure. Braidy Speed is responsive rather than reactive. There is a "can-do" attitude among Braidy personnel.



Is how we conduct our business and personal actions every day. We do not compromise employee health, safety or the environment for profit or production. Our work is never so urgent or important that we cannot take the time to do it safely. We operate in a manner that respects the environment. Our employees, the community, and the local environment are better off due to Braidy's presence.



Encompasses physical, occupational, intellectual, emotional, social, spiritual, and environmental wellness. Continuous and sustained, self-betterment in these broad areas, raises the individual, team and community.

BRAIDY ATLAS: OVERVIEW

Revenues driven by sales of low-cost Braidy Atlas-produced aluminium sheet.

Braidy Atlas will be the global low-cost producer in its category.

STATE-OF-THE-ART MILL

Braidy Atlas is the first greenfield construction of an aluminum rolling mill in the United States in over 35 years. Greenfield construction allows for a healthy balance sheet, near-zero maintenance and environmental remediation costs, lower labor costs, and higher production efficiency for all products. The Braidy Atlas mill is the first mill with a design, optimized for automotive-grade production.

Braidy Atlas has selected Kiewit as Engineering, Procurement and Construction contractor, ("EPC"), SMS as its rolling equipment supplier and Ebner/Gaustchi as its furnace supplier. Each of these companies are the leader in their field.

There is limited technology risk associated with the Braidy Atlas equipment specification.





BRAIDY ATLAS

The Race to Lightweight Everything: Selling into Unprecedented Demand



Over **200%** Sold

- Focuses on the rapidly growing demand from automotive and aerospace industries for lightweight exposed sheet aluminum. Global demand for aluminum in 2020 is projected to outstrip supply by **979,000 tons.** *

- **30-50% cash conversion** cost advantage driven by nearly 20 competitive advantage features including: favorable power rates (avg. $0.045/kWh no peak loading), very low maintenance costs, flexible, high-efficiency manufacturing and logistics processes, no environmental remediation, lowest SG&A in the industry, and lowest labor costs/ton.

- Aluminum sheet demand in North America is expected to **double** over the next ten years. **

- Mill capacity is **over 200% sold** out through signed, mutually non-binding commitments and take-or-pay agreements with the automotive OEMs and top aluminum service centers, with a 50/50 business mix target. Currently over 40% of the mill capacity has been committed to customers via binding "take or pay" agreements.

- Benefits from **legislated anti-dumping penalties** and resulting shortage of aluminum in the U.S.

* Source: Jefferies
** Source: Ducker Worldwide 2017 Report

COMPETITIVE ADVANTAGES



MANAGEMENT

- Blue ribbon senior management team: Nearly all have held CEO or equivalent roles
- President of Mills with over 35 years of rolling mill and greenfield construction experience
- "Who's who" in Aluminum rolling expertise: Top 5 Operations Managers from Arconic Davenport and 35+ year senior exec from Alcoa
- Distinguished Veterans: General Officers and Colonels from all services

LOCATION

- Within 250 miles of 50% of US auto manufacturing capacity,Abundant supply of skilled labor; 7,000 job applicants for 600 jobs allowing same-day closed loop recycling.
- Direct or near direct access to rail, land, and water transportation
- No environmental remediation
- All required permits in hand
- Very low land cost

SUPPORT

- Applied for Dept. of Energy Advanced Technology Vehicle Manufacturing program loan facility – Significantly lower cost of debt
- Below market electricity costs
- Located in Boyd and Greenup Counties, which are designated by the Commonwealth of Kentucky and the U.S. Treasury Department as Opportunity Zones, qualifying for 10 - 100% reduction in Federal capital gains tax
- Commonwealth of Kentucky a major shareholder - unanimous legislative approval 128 - 0 vote

LABOR AND OPERATIONS

- No union restrictive work rules
- Flexible manufacturing processes designed for industry-leading efficiency
- Lower maintenance costs
- No pension legacy obligations
- Significantly lower SG&A and Corporate overhead

TECHNOLOGY

- Expect to realize Industry-leading efficiency in man hours per ton
- Able to produce industry leading 104 inches-wide aluminum sheet
- "Greenest" aluminum rolling mill in the United States; the only aluminum rolling mill to achieve a "low emissions" air permit from the EPA.

BRAIDY ATLAS

Significant cost advantage over all US competitors*

Full Conversion Cost ($/Ton)
Auto Body
575
727(1)
847
857(1)
970
1,012
1,120
Auto Structure
523
733(1)
832
837(1)
1,003
1,007
1,018



	Auto Body							Auto Structure						
Operating Company		Logan Aluminum(1)	Novelis	Wise Alloys(1)	Arconic	Aleris Rolled Products	Arconic		Logan Aluminum(1)	Novelis	Wise Alloys(1)	Arconic	Aleris Rolled Products	Arconic
Mill	Greenup County Sheet	Logan ABS(1)	Oswego	Muscle Shoals(1)	Alcoa Tennessee	Lewisport	Davenport, Arconic	Greenup County Sheet	Logan ABS(1)	Oswego	Muscle Shoals(1)	Alcoa Tennessee	Lewisport	Davenport, Arconic
Capacity In 1,000s of tons	126	80	292	80	117	115	142	73	35	38	40	18	15	33

* Source projections by CRU Group

(1) Not currently producing ABS or Auto Structural Sheet, but included in competitive analysis based on announcement of intention to develop capacity as an expansion project.



BRAIDY ATLAS

On a global basis, Braidy will be the low cost producer*

Full Conversion Cost ($/Ton)



Auto Structure

Operating Company	Mill	Country	Capacity (in 1,000s of tons)	Cost
AMAG	Ranshofen	Austria	10	1,477
Novelis/Constellium	Sierre	Switzerland	35	1,287
Constellium	Singen	Germany	5	1,326
Aleris Rolled Products	Duffel	Belgium	18	1,115
Hydro Aluminum	Alunorf 1 - Grevenbroich	Germany	30	884
Constellium	Neuf Brisach	France	21	922
Novelis	Nachterstedt	Germany	20	1,046**
Novelis	Alunorf 1 - Göttingen	Germany	35	933**
Greenup County Sheet	United States		73	525

Auto Body

Operating Company	Mill	Country	Capacity (in 1,000s of tons)	Cost
Nippon Light Metal	Nagoya (NLM)	Japan	5	1,702
Kobe Steel	Moka	Japan	90	1,565
AMAG	Ranshofen	Austria	63	1,502
Novelis/Constellium	Sierre	Switzerland	55	1,384
Constellium	Singen	Germany	20	1,382
Aleris Rolled Products	Duffel	Belgium	67	1,251
UACJ	Nagoya (SLM)	Japan	27	1,231
Bval	Oinofyta	Greece	5	1,175
Hydro Aluminum	Alunorf 1 - Grevenbroich	Germany	90	963
Constellium	Neuf Brisach	France	109	921
Novelis	Nachterstedt	Germany	35	1,155**
Novelis	Alunorf 1 - Göttingen	Germany	110	1,043**
Greenup County Sheet	United States		126	577

* Source projections by CRU Group (derived following algorithm adjustments resulting in a slightly higher per ton conversion cost for Braidy Industries than in the US comparison.

** Denotes mills for which inputs are hot band, rather than ingot, scrap and hardeners. As such, raw materials costs for these mills is >$350/ton more than the average of all other competitors. Therefore, an adjusted conversion cost is shown, which adds the cost differential of the hot band input to show a more accurate comparison.



BRAIDY ATLAS COMPETITION

Unionized competitors are poorly positioned. Pension liabilities weigh them down

- Operating old facilities with suboptimal equipment and logistics
- Burdened with legacy cost liabilities
- Have not undertaken concentrated efforts to revamp production



LEGACY OPERATING EXPENSES ($/TON SHIPPED)



Additional equipment maintenance

Active labor compensation flexibility

Legacy Costs (pensions, retiree healthcare)

$1,000

$750

$500

$250

$0

Closest Competitor

Source: Metal Strategies

VELOXINT: OVERVIEW

Veloxint technology addresses markets exceeding $340 billion*

Advanced
Manufacturing
$100 Billion+
29%
5%
Cutting and
Wear Surfaces
$16 Billion+
66%
Auto
LightweightingM
arket
$230 Billion

> $1B in direct opportunity identified

* Source on-line and market report data plus internal estimates of addressable market

THE FUTURE OF METALS

Veloxint is commercializing an MIT-developed powder metal technology that delivers a generational advancement in ultra-high-strength nanocrystalline metal technology.

Veloxint-produced high performance parts expand the product design window for multiple end use applications. These parts can be 3-5 times stronger than the most commonly used metals today, can operate at higher temperatures, reduce weight, and extend service life.

As the Veloxint team drives towards its first commercial product (est 2019), the stage is set to rapidly scale with the buildout of pilot facilities in Boston and primary production facilities next to the Braidy Atlas Mill in Ashland. This expansion will allow Veloxint to deliver on multiple development contracts already established in the automotive, aerospace and technology sectors.







⟪Veloxint

Breakthrough in Metal Alloy Performance

- Proprietary nanocrystalline powder metals technology enables auto and aero parts to be stronger and lighter than ultra high strength steel

- Maintains performance in extreme temperatures and service environments

- Proven 3D printing capability

- Longer cutting at higher speeds than other high-end cutting materials

- Winner of a 2018 Edison Award

- Winner S&P Platts Global Metals Award for Breakthrough Technology





VELOXINT OFFERS SUPERIOR STRENGTH/WEIGHT RATIO



2-3x reductions in weight & footprint

Specific Strength (kN-m/kg)

- Veloxint Stainless
- Veloxint Hard Metal
- Steel
- Titanium
- Magnesium
- Aluminum

VELOXINT COMMERCIALIZATION TIMELINE & PIPELINE

Veloxint partners with customers to develop superior products that solve their biggest problems and give them a unique competitive advantage. This focused co-development approach cultivates a concentrated set of loyal customers to achieve rapid and significant revenue growth.

In 2018-2019 Veloxint is focused on product development to serve these existing opportunities.

First commercial revenue in 2019

>$1B in identified opportunity

5 active co-development projects to develop prototypes

Development Projects

5 engaged customers with frequent and active discussions to select product direction

Opportunity Assessment

17 active and engaged prospects in various stages of solution feasibility

Opportunity Qualification

Dozens of interested potential customers (leads)



VELOXINT PRODUCTION ROADMAP

Veloxint is a product company that combines proprietary nanocrystalline feedstock materials with advanced manufacturing processes to create extraordinary components. Our products solve our customers' most challenging and high value performance needs.

By manufacturing and selling high-performance components, Veloxint has direct access to designers, engineers and specifiers, allowing us to capture additional downstream value. Customer-led design with Veloxint input



Raw Materials
Veloxint Proprietary Feedstock
Veloxint Components
Systems
Final Products

All done in-house
- Alloy discovery (Waltham)
- Development (Waltham)
- Manufacturing (Eastpark)

Multiple manufacturing paths to manage risk and investment timing

1. Toll manufacturing—lowest upfront risk and capital, lowest margin
2. In-house manufacturing (Eastpark)—higher upfront risk and capital, higher margin
3. Joint Ventures through Partnerships*—higher upfront cost, lower risk, accretive revenue, synergy in customers and markets

*Accelerated if equity is over-subscribed

EXAMPLE: AUTOMOTIVE

BODY PANELS

Highest quality,
lowest cost
Aluminum from
the Braidy Atlas Mill







BODY PANELS

Inner & Outer Panels



EXAMPLE: AUTOMOTIVE



Nano Al
SUPERALLOYS

20% strength
improvements drive
20% weight savings

BODY IN WHITE

Highest quality,
lowest cost
Aluminum from
the Braidy Atlas Mill



ENGINE


Connecting Rod


Wrist Pin


Piston


Valve Seat


Compressor Wheel




Veloxint

Reciprocating or Rotating Powertrain Components

Lighter
Reciprocating Part

\+

Lighter
Counterbalance Weight

\+

Lighter
Supporting Structure

=

Amplified weight savings &
increased fuel efficiency

EXAMPLE: AUTOMOTIVE











Veloxint

Reciprocating or Rotating Powertrain Components

Lighter
Reciprocating Part

+

Lighter
Counterbalance Weight

+

Lighter
Supporting Structure

=

Amplified weight savings **&** increased fuel efficiency



TRANSMISSION

 Gears

 Gear Box

 One-Way Clutch

NANOAL: OVERVIEW

The Path to "Super" Aluminum

- Northwestern University incubated technology

- Represents 15+ years of advanced aluminum research

- Founding team with >75 years of combined materials research and >750 journal publications

- Strong Intellectual Property Portfolio

- Joint development with multiple Fortune 1000 companies.

- Revenue projected in 2019

SCALABLE ALUMINUM ALLOY DESIGN

The NanoAl technology represents an advance that the aluminum industry has not seen for decades.

NanoAl is an important addition to the Braidy Industries portfolio, providing the Braidy Atlas mill with key product advantages to complement its cost leadership.

The NanoAl team has mastered the process of increasing the strength of aluminum with their patented, nanocrystal embedding process. Early product lines support the wire and cable industry ($15bln market), and NanoAl's science will also enable products in the area of casting alloys, aluminum powder for 3D printing, and aluminum sheet.

NanoAl's team and science provide natural synergies between Braidy Atlas, Veloxint and Braidy Labs, supporting Braidy Industries overarching mission to be a multi-materials, high technology lightweighting company.





NANOAL

- Groundbreaking R&D "Profit Generator"
- NanoAl is the creator of proprietary aluminum strengthening technology
- NanoAl forecasts achieving commercial revenue in 2019
- NanoAl will receive revenue from the following sources:

Aluminum Wire Production	Licensing Revenue	No commercialization costs or obligations
Aluminum Powder Production	Sales Revenue via contract mfg. 40-50% margins	Warranty and customer service obligation only. Production partner is responsible for sales, marketing and customer technical support.
DoD Grant	$750,000 over 2 years	Grant status pending.

NanoAl's primary focus is contribution to the R&D efforts to provide Braidy Atlas with cost-reducing process efficiencies, as well as higher-margin product options.

RISK MANAGEMENT

Since the establishment of Braidy Industries, eliminating or mitigating risk is inherent in every element of the strategy

- Commodities
- Construction
- Contracts
- Cost
- Customer Mix
- Cyber
- Finance
- Labor
- Logistics
- Technology

DE-RISKING EVERY STEP OF THE WAY

Exacting attention is placed on risk management. Braidy leaders continuously analyze every major element in building the enterprise. Via the Hoshin-Kanri, Lean Six Sigma methodology, risks are identified early on and team solutions are adopted, implemented and measured for success.

Braidy's overarching advantage in risk mitigation is that it is a true greenfield startup, providing the company's proven team of leaders with a "white canvas." Braidy's industry-diverse team, composed of metals leaders, scientists, business and military leaders, leverage each other's strengths to develop solutions to any execution challenge. Braidy Driven is a mindset that permeates Braidy's culture.



OFFERING LOGISTICS

- Braidy Industries elected to pursue parallel offerings during its private placement period commencing September, 2018.

- Both rounds, the 4(a)(6) equity Crowd Funding round and the 506(c) exempt private placement common stock offering can be subscribed to via the Netcapital funding portal in a transaction similar to the ease and simplicity of buying public market stock.

- Braidy Industries is evaluating the roadmap to filing an S-1 resale registration following the close of the current private placement, allowing a direct listing on the NASDAQ. A transaction structured as such would serve a two-fold purpose:

    1. Establish a "market" for the Braidy Industries common stock.
    2. Avoid approximately 3-4 points of unsupported banking fees (i.e., most banks no longer underwrite, but charge significant best-efforts fees for completing a private fundraising followed by a direct listing.

- Because of Braidy Industries' stock price and market capitalization, it is expected that, if listed, the stock will be part of the Russell 3000 annual index (recalculation occurs the first week of May each year). Stocks that are in the Russell 3000 are automatically purchased by many large index funds. These purchases could ultimately account for 10-15% of our shares outstanding.





IMPORTANT NOTICES – CAUTION REGARDING FINANCIAL PROJECTIONS

ABBREVIATED FORECASTED STATEMENT OF OPERATIONS FORECAST - BRAIDY INDUSTRIES AND SUBSIDIARIES

The preceding slides contain certain prospective financial information regarding Braidy Industries Inc. and Subsidiaries ("Braidy"). The prospective financial information was not prepared with a view toward complying with U.S. generally accepted accounting principles, SEC guidelines regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Braidy's auditor nor any other accounting firm compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

The prospective financial information is based on a number of variables, assumptions and estimates made by Braidy management at the time it was prepared with respect to future industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the current and contemplated business of Braidy Industries, Braidy Atlas Mill, Veloxint and NanoAL and the estimated future performance of Braidy Industries, Braidy Atlas Mill, Veloxint and NanoAL all of which are difficult to predict and many of which are beyond the control of Braidy. Although Braidy believes that the assumptions its management used in formulating the prospective financial information were reasonable at the time the prospective financial information was prepared, taking into account the relevant information available to Braidy management at the time, such prospective financial information is not predictive of actual future results and is subject to risks that could cause actual results to differ materially from the results forecasted in the prospective financial information. Certain key assumptions and inputs used in the preparation of the prospective financial information include, among other things, the following:

- the non-binding, pre-sale commitments received to date from major OEM and metal service center customers will be converted into binding commitments covering our entire production capacity;
- we will be approved for $800 million or more in debt financing under the Advanced Technology Vehicle Manufacturing (ATVM) loan program administered by the U.S. Department of Energy, at an interest rate of approximately 3% per annum, and such loan approval and disbursements will occur no later than March 1, 2019;
- Braidy will be able to raise sufficient debt and equity capital no later than March 1, 2019 to enable the commencement of full scale construction, including gross equity capital of not less than $500 Million in common stock by such date;
- labor, materials and equipment cost estimates;
- Substantial construction of the mill will commence no later than February 1, 2019, and total costs of construction and equipment will not exceed $1.7 Billion;
- information and forecasts from third-party market studies, including Ducker International;
- conversion cost estimates based on a CRU International Limited input/output cost model using anticipated Braidy Atlas mill equipment specifications and capacity projections;
- rolled aluminum products selling price estimates made by third-parties; and
- The review of The financial model from which the cash flow projections are derived by independent financial and accounting advisors.

There can be no assurance that the results projected in the prospective financial information will be realized or that actual results will not materially vary from what has been projected. The prospective financial information also covers multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. Economic, industry and business environments can and do change quickly, which adds additional uncertainty as to whether the results portrayed in the prospective financial information will be achieved. The prospective financial information also will be affected by the ability of Braidy, Veloxint and the Braidy Atlas Mill to achieve its strategic and financial goals and objectives over the applicable periods, if at all. Critically, the prospective financial information does not take into account the effect of any delays or failure in securing the financing necessary to complete the Braidy Atlas Mill, any delays or increased costs associated with the construction of the Braidy Atlas Mill, and any delays or failure in securing low-cost debt financing under the ATVM program. The prospective financial information also is subject to various risk and uncertainties, many of which are beyond Braidy's control, which could adversely affect actual results, including the cyclical nature of the aluminum industry and material adverse changes in the aluminum industry, such as global and regional supply and demand conditions for aluminum and aluminum products; increases in the cost, or limited availability, of raw materials and energy; competitor pricing activity, competition of aluminum with alternative materials and the general impact of competition in the industry, as well as the impact of significant adverse business, economic, regulatory, technological and other uncertainties, contingencies and developments that may occur.

All recipients of this presentation are cautioned not to place undue reliance on the prospective financial information set forth in the preceding slides. No representation is made by Braidy or any other person regarding the ultimate performance of Braidy Atlas Mill or Braidy Industries compared to the information included in the prospective financial information. The inclusion of prospective financial information in this presentation should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events. Except as may be required by law, Braidy disclaims any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing after the date they were made or to reflect the occurrence of future events, even if any or all of the assumptions underlying such prospective financial information are no longer appropriate.



IMPORTANT NOTICES

The information contained herein has been prepared to assist interested parties, including prospective investors, in making their own evaluation of Braidy Industries, Inc. (the "Company"). This document does not purport to be all-inclusive or necessarily contain all the information that such parties may desire in investigating the Company or in making an investment decision. In all cases, interested parties must conduct their own examination of the Company and should not consider an investment in the Company unless satisfied that it has received and reviewed all information about the Company available on or through the Netcapital portal to enable it to evaluate the merits and risks of any proposed investment involving the Company.

Any investment in the Company will involve significant risks and should be considered only by those who can bear the substantial impairment or loss of their investment. The Company does not make any representation or warranty as to the accuracy or completeness of this document or the information contained in it, or for any omissions from this document.

Neither the United States Securities and Exchange Commission nor any foreign or U.S. state securities commission has approved or disapproved of any securities which may be offered by the Company or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense. This document does not constitute an offer or solicitation in any state or other jurisdiction in which an offer or solicitation is not authorized.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains statements that are forward-looking. Statements that include words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "will," "estimate" or "projects," variations of such words and similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact included in this document, including without limitation those regarding the Company's future financial results, business strategy, plans, objectives and future operations are forward-looking statements. These statements are based on the Company's current expectations and assumptions and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that actual events will correspond with these forward-looking statements or that factors beyond the control of the Company and its management will not affect the assumptions on which the forward-looking statements are based. The Company expressly disclaims any obligation to update or revise any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This presentation contains certain forward-looking "non-GAAP" financial measures, such as earnings before interest, taxes, depreciation and amortization ("EBITDA"), that include, exclude or adjust amounts that would be found in the most directly comparable financial measures calculated in accordance with generally accepted accounting principles ("GAAP"). We use non-GAAP financial measures in the internal evaluation of our prospective future performance and to explain prospective potential results to investors. We believe these measures provide management and investors with a more complete understanding of our projected operational results and enhance an overall understanding of our future prospects. However, non-GAAP financial measures exclude certain items that may have a material impact upon our future financial results, such as one-time or non-recurring items. Non-GAAP measures should not be considered in isolation or as a substitute for, or superior to, the directly comparable GAAP financial measures. In particular, EBITDA does not represent cash flows from operations as defined by GAAP and may be inconsistent with similar measures presented by other companies. We have not provided a reconciliation of forward-looking non-GAAP measures to GAAP because the GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort due to the inherent difficulty of forecasting and quantifying certain amounts that are necessary for such a reconciliation.

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